UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

or

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20045

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON PHARMACEUTICALS, INC.

401(K) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATSON PHARMACEUTICALS, INC.

311 Bonnie Circle

Corona, CA  92880

Watson Pharmaceuticals, Inc.

401(k) Plan

Index to Financial Statements

and Supplemental Schedule

As of December 31, 2006 and 2005

And for the Year Ended December 31, 2006

*All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative and Investment Committee

for the Watson Pharmaceuticals, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Watson Pharmaceuticals, Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the change in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” as of December 31, 2006 and 2005.

/s/ Moss Adams LLP
Orange County, California
June 21, 2007

Watson Pharmaceuticals, Inc.

401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

Assets
Investments
Investments, at fair value	$182,636,166	$134,616,083
Loans to participants	5,485,021	3,499,490
Total investments	188,121,187	138,115,573

Contributions receivable
Company	722,546	427,342
Participant	472,392	349,224
Total contributions receivable	1,194,938	776,566
Net assets available for benefits at fair value	$189,316,125	$138,892,139

	2006	2005

Net assets available for benefits at fair value	$189,316,125	$138,892,139

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(316,798)	(297,100)
Net assets available for benefits	$188,999,327	$138,595,039

The accompanying notes are an integral part of the financial statements.

Watson Pharmaceuticals, Inc.

401(k) Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2006

Additions to net assets
Investment income
Interest and dividend income	$7,464,394
Net appreciation in fair value of investments	6,483,418
Total investment income	13,947,812
Contributions
Company	6,823,466
Participant	17,332,144
Rollover	23,192,639
Total contributions	47,348,249
Total additions	61,296,061
Deductions from net assets
Benefits paid to participants	(10,766,342)
Deemed distributions	(37,129)
Administrative expenses	(88,302)
Total deductions	(10,891,773)
Net increase	50,404,288
Net assets available for benefits
Beginning of year	138,595,039
End of year	$188,999,327

The accompanying notes are an integral part of the financial statements.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.                            Description of Plan

The following description of the Watson Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988.  The Plan is a defined contribution plan covering substantially all employees of the Company who have met certain eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Watson Pharmaceuticals, Inc.

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”).  Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

Effective April 1, 2005, the Company elected to change its trustee and custodian from Principal Trust Company to Vanguard Fiduciary Trust Company.  In addition, the Company elected to change its record-keeper from Principal life Insurance Company to The Vanguard Group, Inc. Effective January 1, 2006, the plan name was changed to Watson Pharmaceuticals, Inc. 401(k) Plan.

The Company acquired Andrx Corporation on November 3, 2006.  Andrx employees were eligible to participate in the Plan immediately after the acquisition date. These participants were able to rollover balances from Andrx Corporation 401(k) Plan into the Plan. The Plan was amended to permit the direct rollover of participants notes related to plan loans under the Andrx Corporation 401(k) Plan.

Vesting

Participant contributions and related earnings are fully vested immediately.  Effective January 1, 2006, participants are fully vested in Company matching contributions at a rate per year of 33%, 33% and 34%.  Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions

Effective January 1, 2006, the Company made changes that allow participants to contribute up to 50% of his or her eligible pay up to the IRS limit. In addition, employees can participate in the Plan as soon as they become an eligible employee, the Company has eliminated the requirement that eligible employees must be age 21 before they can begin participating in the Plan. Participants may also make rollover contributions from all other qualified plans.

The Company contributes 50% of the first 8% of total eligible compensation that a participant contributes to the Plan.  In addition to these matching contributions, the Company may elect to make discretionary profit sharing contributions.  The Company did not make any profit sharing contributions during the years ended December 31, 2006 and 2005.

The Plan failed the ADP test for plan year 2006; it passed the ACP test. The ADP test was corrected by the Company making a QNEC contribution to statistically identified non-highly compensated plan participants. The QNEC contribution was funded on April 17, 2007 for the amount of $ 166,500. Further, as of April 30, 2007, the contribution limit for highly compensated employees was capped at 6%.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any and (d) an allocation of investment earnings, losses, or expenses thereon.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants direct the investment of their accounts.  Changes to these investment elections are allowed at any time.

Investment Options

The investment fund options for the years ended December 31, 2006 and 2005 consist of various registered investment company mutual funds and a Company stock fund, which are generally described below.

American Century International Growth Investment Fund

The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

American Century Value Investment Fund

The fund normally invests at least 65% of assets in U.S. equity securities.  Although it may invest in companies of all sizes, the fund’s overall characteristics are most similar to those in the mid-cap arena.

American Century Ultra Investment Fund

The fund typically invests at least 90% of assets in equities selected for their appreciation potential.  The majority of these securities are common stocks issued by companies that meet certain standards for earnings and revenue growth.

American Century Small-Cap Value Investment Fund

The fund normally invests at least 65% of assets in equity securities of U.S. companies with small market capitalizations.  It may invest in foreign securities, convertible securities, corporate and government debt, and non-leveraged stock index futures contracts.

Vanguard Asset Allocation Fund

The fund allocates assets among common stocks, bonds, and money market instruments.

Vanguard Growth & Income Fund

The fund invests at least 65% of assets in securities included in the Standard & Poor’s 500 Stock Index.

T. Rowe Price Mid-Cap Growth Fund

The fund normally invests at least 80% of its assets in a diversified portfolio of common stocks of mid-capitalization companies that offer the potential for above average earnings growth.

T. Rowe Price Small-Cap Stock Fund

The fund normally invests at least 65% of total assets in stocks of small companies – those with market capitalizations of approximately $1 billion or less.  This includes mostly U.S. stocks, but can include foreign stocks, futures and options.

Vanguard Retirement Savings Trust

The trust normally invests in high quality fixed income securities with financial backing from insurance companies and banks that enable it to maintain a constant $1 per share net asset value.

PIMCO Total Return Fund

The fund normally invests in bonds maintaining an average duration ranging between three to six years.

Vanguard Target Retirement 2050 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2050.

Vanguard Target Retirement 2045 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

Vanguard Target Retirement 2040 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2040.

Vanguard Target Retirement 2035 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

Vanguard Target Retirement 2030 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2030.

Vanguard Target Retirement 2025 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

Vanguard Target Retirement 2020 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2020.

Vanguard Target Retirement 2015 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

Vanguard Target Retirement 2010 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2010.

Vanguard Target Retirement 2005 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005.

Vanguard Target Retirement Income Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

Vanguard Windsor II Fund

The fund normally invests in a diversified group of out-of-favor stocks of large capitalization companies. It is managed by five advisors, each of whom runs its portion of the fund independently.

Vanguard 500 Index Fund

The fund employs a “passive management”- or indexing-investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

Vanguard Morgan Growth Fund

The fund invests primarily in stocks of large and medium-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles. The fund also invests in stocks of smaller companies that offer good prospects for growth.

Artisan Mid Cap Value Fund

The fund normally invests in a diversified portfolio of stocks of medium-sized U.S. companies that Artisan considers to be undervalued, in solid financial condition, and to provide a controlled level of risk.

Vanguard Mid-Cap Index Fund

The fund employs a “passive management”- or indexing-investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of medium-size U.S. companies.

American Aadvantage Small Cap Value Fund (previously known as)/ American Beacon Small Cap Value Fund

The fund normally invests at least 80% of its assets in equity securities of small market capitalization U.S. companies.

Vanguard Explorer Fund

The fund normally invests in the stocks of smaller companies. These companies are considered by the advisors to have above average prospects for growth, but often provide little or no dividend income.

T. Rowe Price Small-Cap Stock (Advisor Class) Fund

The fund normally invests at least 80% of total assets in the stocks of small companies – those with market capitalizations that fall within the range of companies in the Russell 2000 Index, a widely used benchmark for small cap stock performance.

American Funds EuroPacific Growth Fund

The fund normally invests at least 80% of total assets in securities of issuers located in Europe and the Pacific Basin.

Company Stock Fund

The fund invests in shares of Watson Pharmaceuticals, Inc. common stock (“Company common stock”).

Participant Loans

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Employee Benefit Plans Committee.  Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence.  The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant will receive the value of the participant’s vested interest in his or her account in a lump-sum amount or in certain cases, the participant may have the payment transferred to an IRA or another employer qualified plan, or prior to April 2002, the participant may elect to purchase a commercially insured annuity contract for the life of the participant.  To the extent an account is vested in the Company Stock Fund, payment of all or part of that amount may be made in shares of Company common stock.  Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for participant contributions, after age 59 1/2. Effective January 1, 2006, the Company also deleted two restrictions on service withdrawals; eliminating the four-withdrawals-per year annual limit and the minimum $500 withdrawal requirement. Lastly, the Company will allow hardship withdrawals for the additional IRS events: funeral or burial expenses relating to the death of participant’s spouse, child, parent, or other eligible dependents as defined by the Internal Revenue Service and for payments relating to the repair of participant’s principal residence due to certain catastrophic events.

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan.  Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any.  In 2006, approximately $80,000 of forfeited nonvested accounts was used to reduce administrative expenses.  At December 31, 2006, forfeited nonvested accounts totaled approximately $62,000.

Administrative Expenses

All administrative expenses related to the direct management of the Plan’s investments and benefit payments are paid by the Plan.  Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investment contracts are carried at contract value, with adjustments from fair value to contract value provided on the statement of net assets available for benefits. All other investments are carried at fair value. If available, quoted market prices are used to value investments. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Shares of registered investment company mutual funds are valued at the net asset value of shares held by the Plan at year end.  Units held in common collective trusts are valued at the unit value as reported by the investment manager using the audited financial statements of the trusts at year end. Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and deprecation of those investments.

Payment of Benefits

Payments to participants are recorded when paid.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (SOP 94-4-1), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit –responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  SOP 94-4-1 requires the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. SOP 94-4-1 was applied retroactively to the statement of net assets available for benefits as of December 31, 2005, and does not impact total net assets available for benefits reported by the plan.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Reclassifications

The 2005 statement of net assets available for benefits reflects reclassifications in order to conform with SOP 94-4-1.

3.                            Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2006	2005

American Funds Euro Pacific Growth Fund; R-4 Shares	$12,004,912	$—
Artisan Mid Cap Value Fund	—	7,158,019
PIMCO Funds	15,280,710	12,763,802
T. Rowe Price Mid-Cap Growth Fund - Advisor Class	18,323,145	17,260,985
Vanguard 500 Index Fund	23,279,426	18,212,698
Vanguard Morgan Growth Fund	10,469,380	8,185,876
Vanguard Retirement Savings Trust	33,238,876	22,825,831

During the year ended December 31, 2006, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated in fair value as follows:

Mutual Fund	$7,529,030
Company common stock	(1,045,612)
Net appreciation (depreciation) in fair value of investments	$6,483,418

Investment Contracts

The Vanguard Retirement Savings Trust is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive). In accordance with SOP 94-4-1, the Vanguard Retirement Savings Trust is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by Vanguard Fiduciary Trust Company (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses)

4.                            Related-Party Transactions

For the period January 1, 2005 through March 31, 2005 the plan assets include investments in funds managed by Principal Life Insurance Company and Delaware Charter Guarantee & Trust Company, which conducted its business under the trade name Principal Trust Company (“Principal”), a member of Principal Financial Group.  Principal was the Plan’s trustee and custodian and, therefore these transactions qualified as party-in-interest transactions.

Effective April 1, 2005, the Company changed trustees and custodians. For the period April 1, 2005 through December 31, 2006, the plan assets include investments in funds managed by The Vanguard Group, Inc., and Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Plan’s trustee and custodian and, therefore these transactions qualify as party-in-interest transactions.

Broker commission fees for the Watson Stock Fund transactions are paid by those participants who authorized the transactions. Expenses for administering the Watson Stock Fund are paid directly by the Company.

The Plan held Company common stock with fair values of $4,694,000 and $5,597,000 at December 31, 2006 and 2005, respectively.  At December 31, 2006 and 2005, 180,322 and 172,165 shares of common stock are included in the Company Stock Fund, respectively.  The Plan made purchases and sales of the Company Stock Fund during 2006 and 2005.

5.                            Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter, and the Company believes the Plan continues to be operated in compliance with the applicable requirements of the IRC.  Accordingly, the Company believes that the Plan is qualified and the related trust is tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Watson Pharmaceuticals, Inc.

401(k) Plan

EIN: 95-3872914  PN:001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	American	American Aadvantage Small Cap Value Fund - PlanAhead Class		$7,124,883
	American	American Funds Euro Pacific Growth Fund; R-4 Shares		12,004,912
	Artisan	Artisan Mid Cap Value Fund: Investor Shares		8,562,006
	PIMCO	PIMCO Funds: Total Return Funds		15,280,710
	T. Rowe	T. Rowe Price Mid-Cap Growth Fund, Inc: Advisor Class		18,323,145
	T. Rowe	T. Rowe Small-Cap Growth Fund-Advisor Class		8,377,070
*	Vanguard	Vanguard 500 Index Fund - Investor Shares		23,279,426
*	Vanguard	Vanguard Explorer Fund		978,111
*	Vanguard	Vanguard Mid-Cap Index Fund		7,417,020
*	Vanguard	Vanguard Morgan Growth Fund Investor Shares		10,469,380
*	Vanguard	Vanguard Target Retirement 2005 Fund		1,993,344
*	Vanguard	Vanguard Target Retirement 2010 Fund		492,743
*	Vanguard	Vanguard Target Retirement 2015 Fund		8,771,447
*	Vanguard	Vanguard Target Retirement 2020 Fund		746,201
*	Vanguard	Vanguard Target Retirement 2025 Fund		7,454,621
*	Vanguard	Vanguard Target Retirement 2030 Fund		780,531
*	Vanguard	Vanguard Target Retirement 2035 Fund		4,817,140
*	Vanguard	Vanguard Target Retirement 2040 Fund		460,832
*	Vanguard	Vanguard Target Retirement 2045 Fund		2,195,657
*	Vanguard	Vanguard Target Retirement 2050 Fund		179,891
*	Vanguard	Vanguard Target Retirement Income		422,988
*	Vanguard	Vanguard Windsor II Fund—Investor Shares		4,571,443
*	Vanguard	Vanguard Retirement Savings Trust		33,238,876
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		4,693,789
*	Participant Loans	Varying maturity dates, interest ranging from 5% to 11.5% per annum		5,485,021
				$188,121,187

*                    Party-in-interest for which a statutory exemption exists.

**             Cost information may be omitted with respect to participant directed investments.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Watson Pharmaceuticals, Inc.

401(k) Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. 401(k) Plan
By: WATSON PHARMACEUTICALS, INC. as plan administrator

By:	/s/ Susan Skara
Susan Skara
Chairman, Employee Benefit Plans Committee

Dated:  June 26, 2007

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Certification of Chairman and Chief Executive Officer

32.2	Certification of Vice President, Corporate Controller and Treasurer